Results of the Extraordinary General Meeting of Shareholders of Woori Bank

On January 25, 2013, Woori Finance Holdings Co., Ltd. (the “Company”) disclosed that the extraordinary general meeting of shareholders of Woori Bank, a wholly-owned subsidiary of the Company, was held on the same date and the following item on the agenda was approved and ratified as originally proposed.

•	Agenda: Approval of the spin-off of Woori Bank’s credit card business (including the related reduction of capital)